UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RegeneRx Biopharmaceuticals, Inc.

(Full name of registrant)

(Former name if applicable)

15245 Shady Grove Road, Suite 470

(Address of principal executive office (street and number))

Rockville, MD 20850

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Beginning in late 2011, RegeneRx Biopharmaceuticals, Inc. (the “Company”) began implementing a number of cost-saving measures to conserve capital resources and maintain a minimal level of operations, while seeking to receive additional funding and/or complete a strategic transaction. To that end, the Company has greatly reduced salaries and work schedules of its employees. In late March 2012, the Company entered into a binding term sheet with a third party for the development of its Tß4-based product candidates in any pharmaceutical formulation in China, Hong Kong and Macau. The diversion of the Company’s resources to developing its operational strategy in light of these recent developments has caused a delay in the Company’s ability to provide adequate disclosures in its Annual Report on Form 10-K by the required deadline without unreasonable effort and expense. The Company intends to file its Annual Report on Form 10-K on or before April 16, 2012, the deadline for the filing of the report, as extended by the filing of this notice.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JJ Finkelstein, President and Chief Executive Officer	(301)	208-9191
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the year ended December 31, 2011 were $1.5 million, compared with $850,000 for the year ended December 31, 2010. Research and development expenses for 2011 were $5.1 million, compared with $2.7 million for 2010. General and administrative expenses for 2011 were $2.5 million, compared with $3.2 million for 2010. Total operating expenses for 2011 were $7.5 million, compared with $5.9 million for 2010. Operating loss for 2011 was $6.0 million, compared with operating loss of $5.0 million for 2010. Net loss for 2011 was $6.0 million, or $0.07 per share, compared with $5.0 million for 2010, or $0.07 per share.

RegeneRx Biopharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2012	By	/s/ JJ Finkelstein
JJ Finkelstein, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).